Exhibit 12.1

CAMDEN PROPERTY TRUST

STATEMENT REGARDING COMPUTATION OF RATIOS

(In thousands, except for ratio amounts)

	Year ended December 31,					Three months ended March 31,
	2005 (4)	2004 (3)	2003 (2)	2002	2001 (1)	2006
EARNINGS BEFORE FIXED CHARGES:
Income from continuing operations	$154,529	$24,754	$19,637	$32,542	$47,036	$10,883
Add: income allocated to minority interests	10,036	13,926	14,783	14,470	15,723	3,029
Less: equity in income of joint ventures	(10,049)	(356)	(3,200)	(366)	(8,527)	(2,317)
	154,516	38,324	31,220	46,646	54,232	11,595
Distributed income of joint ventures	—	1,390	1,107	1,632	15,076	—
Less: interest capitalized	(17,513)	(9,332)	(15,068)	(10,923)	(10,920)	(5,200)
Less: preferred distribution of subsidiaries	(7,028)	(10,461)	(12,747)	(12,872)	(12,872)	(1,750)
Total earnings before fixed charges	129,975	19,921	4,512	24,483	45,516	4,645

FIXED CHARGES
Interest expense	111,548	79,214	75,414	71,499	69,712	31,037
Interest capitalized	17,513	9,332	15,068	10,923	10,920	5,199
Accretion of discount	687	609	684	529	421	177
Amortization of deferred financing charges	3,739	2,697	2,634	2,165	1,591	1,047
Interest portion of rental expense	823	668	610	576	569	206
Preferred distribution of subsidiaries	7,028	10,461	12,747	12,872	12,872	1,750
Total fixed charges	141,338	102,981	107,157	98,564	96,085	39,416
Total earnings and fixed charges	$271,313	$122,902	$111,669	$123,047	$141,601	$44,061

RATIO OF EARNINGS TO FIXED CHARGES	1.92	1.19	1.04	1.25	1.47	1.12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS:
Total fixed charges	$141,338	$102,981	$107,157	$98,564	$96,085	$39,416
Preferred share dividends	—	—	—	—	2,545	—
Total combined fixed charges and preferred share dividends	141,338	102,981	107,157	98,564	98,630	39,416
Total earnings and combined fixed charges and preferred share dividends	$271,313	$122,902	$111,669	$123,047	$144,146	$44,061

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS	1.92	1.19	1.04	1.25	1.46	1.12

(1)                                  Earnings include a $2,346 impact related to gain on sales of properties. Excluding this impact, such ratios would be 1.45 and 1.44.

(2)                                  Earnings include a $2,590 impact related to gain on sales of properties. Excluding this impact, such ratios would be 1.02.

(3)                                  Earnings include a $1,642 impact related to gain on sales of properties. Excluding these impacts, such ratios would be 1.18.

(4)                                  Earnings include a $132,914 impact related to gain on sales of properties. Excluding these impacts, such ratios would be 0.98.

	Year ended December 31,					Three months ended March 31,
	2005 (4)	2004 (3)	2003 (2)	2002	2001 (1)	2006
INTEREST COVERAGE RATIO
Total revenues	$560,475	$404,311	$379,289	$374,723	$376,591	$147,116
Total expenses	(538,534)	(367,629)	(350,659)	(328,436)	(324,705)	(136,020)
Income from discontinued operations	8,426	9,919	9,994	13,080	14,506	3,965
Add: Depreciation and amortization	165,813	98,671	97,403	92,481	90,908	38,100
Add: Depreciation of discontinued operations	9,180	10,209	10,672	12,646	10,752	346
Add: Interest expense	111,548	79,214	75,414	71,499	69,712	31,037
Total	$316,908	$234,695	$222,113	$235,993	$237,764	$84,544
Interest expense	$111,548	$79,214	$75,414	$71,499	$69,712	$31,037
INTEREST COVERAGE RATIO	2.8	3.0	2.9	3.3	3.4	2.7